(BW) (NY--GENESIS DEVELOPMENT) (GDCUF)
Genesis Development and Construction Ltd. Announces Termination by Internet Cable Corporation of Proposed Merger Talks and Board Changes

Business Editors

NEW YORK--(BUSINESS WIRE)--August 3, 1999--- Genesis Development and Construction Ltd. (NASDAQ: GDCUF, GDCOF) announced today that Internet Cable Corporation has terminated the previously announced Memorandum of Understanding providing for a merger of the two companies. Based on a written termination notice and communications with representatives of Internet Cable, Genesis attributed this unanticipated event to uncertainty created by the recent actions of Israel Discount Bank, Ltd. (the "Bank") in connection with ongoing litigation arising from the failed takeover of Granit HaCarmel Investments Ltd. that had been initiated last year by Eli Aran and Moshe Schnapp, principal stockholders and founders of Genesis.

          As announced last week, the Bank filed a petition in an Israeli court challenging the anticipated benefits of the proposed Internet Cable transaction, asserting claims to a substantial portion of the controlling Class B Ordinary Shares of Genesis and seeking to influence the future management and direction of Genesis. Although the Israeli Court temporarily suspended its order appointing the Bank's legal counsel as Trustee of the contested shares, pending an analysis of the proposed merger by a Court-appointed expert, the Bank's actions, attendant management concerns and conflicting time pressures led to last week's resignation of Mr. Schnapp as Chief Executive Officer, President and a director of Genesis and the submission today by Mr. Aran of his resignation as the Company's Chairman.

          In acknowledging his resignation and the action of Internet Cable, Mr. Aran stated: "In its ongoing attempt to pressure us to cease our well-founded efforts to seek legal redress from Israel Discount Bank, the Bank has, once again, deprived Genesis of a valuable business opportunity. Internet Cable reacted to the uncertainties created as a result of the Bank's past and anticipated actions, and their perceived effect on the value and continued viability of Genesis as a merger partner."

          Mr. Aran continued: "As a result of its unsubstantiated claims and improper assertions, the Bank has now compounded our damages. While I am disappointed by Internet Cable's diminished assessment of the value of Genesis, which led to the termination notice, I am appalled by the continuing interference by Israel Discount Bank with the business affairs and direction of our company and the resulting loss of a significant corporate opportunity and the adverse effect this has had on the value of our shares. Despite my resignation, I will assist Genesis in its ongoing effort to expand its current business, and will join my friend and former colleague, Moshe Schnapp, in prosecuting our righteous cause of action without the impediment of ongoing management responsibilities."

          The Board of Directors of Genesis intends to fill promptly the vacancies created by the resignations of Messrs. Aran and Schnapp. Genesis also announced the resignation of John D'Auguste, the former Cabletron executive who was to serve as Chief Executive Officer following the Internet Cable merger.

          This report contains forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. Such forward-looking statements involve risks and uncertainties, and concern, among other things, the ability of the Company to carry out its business plan. Further information regarding these risks is provided from time to time in the Company's filings with the Securities and Exchange Commission.


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CONTACT: Genesis Development and Construction Inc., New York
         Guy Ravid
         Phone:   (914) 634-0300
         Fax:     (914) 634-8077
         gdcuf@aol.com